UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Inspire Medical Systems, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

457730109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 457730109	Page 2 of 10

1.	Names of Reporting Persons: AMZAK HEALTH INVESTORS LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: FLORIDA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,497,043
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,497,043

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,497,043
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9)* 7.00%
12.	Type of Reporting Person CO

*	The calculations in this Schedule 13G assume that there is a total of 21,400,367 shares of common stock outstanding, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018.

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1.	Names of Reporting Persons: MICHAEL D. KAZMA
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: CANADA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,497,043
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,497,043

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,497,043
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.00%
12.	Type of Reporting Person IN

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CUSIP No. 457730109	Page 4 of 10

1.	Names of Reporting Persons: JOYCE ERONY
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,497,043
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,497,043

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,497,043
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.00%
12.	Type of Reporting Person IN

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CUSIP No. 457730109	Page 5 of 10

1.	Names of Reporting Persons: ANDERS HOVE
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,497,043
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,497,043

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,497,043
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.00%
12.	Type of Reporting Person IN

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CUSIP No. 457730109	Page 6 of 10

Item 1(a). Name of Issuer:

Inspire Medical Systems, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at:

9700 63rd Avenue N., Suite 200

Maple Grove, Minnesota 55369

Item 2(a). Names of Persons Filing:

This statement is filed by:

(i)	Amzak Health Investors, LLC., a Florida limited liability company (“Amzak Health”) with respect to the shares of Common Stock beneficially owned by it;

(ii)	Michael D. Kazma (“Mr. Kazma”), as manager of Amzak Health, with respect to the shares of Common Stock beneficially owned by Amzak Health; and

(iii)	Joyce Erony (“Ms. Erony”), as manager of Amzak Health, with respect to the shares of Common Stock beneficially owned by Amzak Health.

(iv)	Anders Hove (“Mr. Hove”), as manager of Amzak Health, with respect to the shares of Common Stock beneficially owned by Amzak Health.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 980 North Federal Highway, Suite 315, Boca Raton, Florida 33432.

Item 2(c). Citizenship:

Amzak Health is a limited liability company organized under the laws of the State of Florida. Mr. Kazma, Ms. Erony and Mr. Hove are citizens of Canada, United States and United States, respectively.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e). CUSIP Number:

457730109

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Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

ITEM 4. OWNERSHIP.

Amzak Health, Mr. Kazma, Ms. Erony and Mr. Hove:
(a) Amount beneficially owned: 1,497,043
(b) Percent of class: 7.00%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 1,497,043
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 1,497,043

The Reporting Persons beneficially owned 1,497,043 shares as of December 31, 2018. The Reporting Persons have disposed of 810,000 shares since December 31, 2018, and as of February 5, 2019, the Reporting Persons beneficially own 687,043 shares of common stock, representing only approximately 3.21% of the class. Accordingly, the Reporting Persons have checked the box in Item 5 below.

Amzak Health has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its managers, Mr. Kazma, Ms. Erony and Mr. Hove. Mr. Kazma, Ms. Erony, a director of the Issuer and Mr. Hove, as managers of Amzak Health, have shared power to vote and/or dispose of the shares of Common Stock beneficially owned by Amzak Health.  Neither Mr. Kazma, Ms. Erony nor Mr. Hove directly own any shares of Common Stock of the Issuer.  By reason of the provisions of Rule 13d-3 of the Act, each of Mr. Kazma, Ms. Erony and Mr. Hove may be deemed to beneficially own the shares beneficially owned by Amzak Health.

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The approximate percentage of shares of Common Stock beneficially owned by the Reporting Persons is based on a total of 21,400,367 shares of common stock outstanding, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2018.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATION.

Not Applicable.

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CUSIP No. 457730109	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

AMZAK HEALTH INVESTORS, LLC

By:	/s/ Michael D. Kazma
	Name:	Michael D. Kazma
	Title:	Manager

By:	/s/ Michael D. Kazma
Michael D. Kazma

By:	/s/ Joyce Erony
Joyce Erony

By:	/s/ Anders Hove
Anders Hove

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CUSIP No. 457730109	Page 10 of 10

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: February 14, 2019

AMZAK HEALTH INVESTORS, LLC

By:	/s/ Michael D. Kazma
	Name:	Michael D. Kazma
	Title:	Manager

By:	/s/ Michael D. Kazma
Michael D. Kazma

By:	/s/ Joyce Erony
Joyce Erony

By:	/s/ Anders Hove
Anders Hove